

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

December 8, 2016

Via E-mail
Mr. Charles J. Siegel
Chief Financial Officer
Anworth Mortgage Asset Corporation
1299 Ocean Avenue
Second Floor
Santa Monica, CA 90401

> **Re:** **Anworth Mortgage Asset Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-13709**

Dear Mr. Siegel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities